Exhibit 12(b)

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						March 31,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income before income taxes	$210,701	$189,860	$10,525	$25,459	$48,213	$48,069
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	21,630
Equity in loss of equity method
investments	186	296	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(1,468)	(612)	(211)	(435)	(48)	(20)
Fixed charges, as below	73,261	85,034	62,658	68,134	66,137	66,063
Total earnings, as defined	279,564	$272,958	$70,428	$72,622	$140,918	$135,742

Fixed charges, as defined:
Interest charges	$63,339	$75,305	$60,031	$64,813	$61,269	$61,973
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,886	8,142	857	1,915	3,216	2,531
Rental interest factor	1,036	1,587	1,770	1,406	1,652	1,559
Total fixed charges	$73,261	$85,034	$62,658	$68,134	$66,137	$66,063

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$73,261	$85,034	$62,658	$68,134	$66,137	$66,063

Ratio of earnings to combined fixed
charges and preferred dividends	3.82x	3.21x	1.12x	1.07x	2.13x	2.05x